PRODUCER
John Macko
Aon Risk Services Northeast, Inc. 199 Water Street, 32nd Floor New York, NY 10038

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES DECLARATIONS

In return for the payment of the premium, and in reliance upon all statements made and information furnished to us by you in applying for this policy, and subject to all the terms and conditions of this policy, we agree to provide the insurance as stated in this policy.

POLICY NUMBER	BFIV-45000317-20	PRIOR POLICY NUMBER	BFI-71001753-14
NAMED INSURED	HIMCO Variable Insurance Trust

MAILING ADDRESS	c/o Corporate Risk Management Dept, Attn: Geoff Perkins - The Hartford Financial Services Group, Inc., One
Hartford Plaza, HO-GL- 09 Hartford, CT 06155

POLICY PERIOD	5/01/2015 to 8/19/2016
(12:01 A.M. at your Mailing Address shown above)

INSURING AGREEMENTS, LIMITS OF INSURANCE AND DEDUCTIBLE:

Insuring Agreement(s)		Limit of Insurance Per Occurrence	Deductible Amount Per Occurrence
1.	Fidelity	$1,900,000	$0
2.	On Premises	$1,900,000	$5,000
3.	In Transit	$1,900,000	$5,000
4.	Forged or Altered Instruments	$1,900,000	$5,000
5.	Forged, Altered Or Counterfeit Securities	$1,900,000	$5,000
6.	Counterfeit Money	$1,900,000	$5,000
7.	Computer Fraud	$1,900,000	$5,000
8.	Voice Initiated Transfer Fraud	$1,900,000	$5,000
9.	Telefacsimile Transfer Fraud	$1,900,000	$5,000
10.	Uncollectible Items of Deposit	$100,000	$5,000
11.	Audit and Claims Expense	$100,000	$5,000

Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or “Not Covered” is inserted, such Insuring Agreement and any other reference thereto in this policy is entirely deleted.

If Added by Endorsement

Insuring Agreement(s) Or Coverage(s)	Limit of Insurance Per Occurrence	Deductible Amount Per Occurrence
Facsimile Signatures	$1,900,000	$5,000
Stop Payment	$100,000	$5,000
Unauthorized Signatures	$1,900,000	$5,000

Percentage of Loss Deductible Amount Over Which Losses Must Be Reported:	100%
Insuring Agreement 8. Voice Initiated Transfer Fraud The verification callback amount is:	$5,000
Insuring Agreement 9. Telefacsimile Transfer Fraud The verification callback amount is:	$5,000

BAP IC DEC 11 13	Page 1of 2

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date				Description of Form or Endorsement:
BCR WDC	01	01	15	Berkley Crime We Deliver Cover Page
BCR COV	01	01	15	Berkley Crime Cover Letter
BAP IC DEC 11 13				Financial Institution Crime Policy For Investment Companies
FI 20 15 01 12				Provide Required Notice of Cancellation, Termination or Modification to the Financial Industry Regulatory Authority (FINRA)
FI 20 30	01	10		Facsimile Signatures
FI 20 40	09	12		Unauthorized Signatures
FI 20 41	09	12		Stop Payment or Refusal To Pay
BCR FIB 05 01 15				Audit Expense Coverage Rider (Amend Fidelity Insuring Agreement)
BAP 90	00	11	13	Forms Index
BAP 90	01	11	13	Premium Endorsement
BAP 90	02	11	13	Omnibus Named Insured Endorsement
BAP 90	03	11	13	Credit Rating Cancellation Endorsement
BAP 90	20	11	13	Automatic Increase in the Limit of Insurance Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	05	11	13	Joint Insured Endorsement
FI 03 08	01	10		Connecticut Changes
BCR WDB 01 01 15				Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFI-71001753-14 the cancellation to be effective at the time this Policy becomes effective.

Countersignature of Authorized Representative (Where Required)

Name:

Title:

Signature:

Date:

BAP IC DEC 11 13	Page 2 of 2

FINANCIAL INSTITUTIONS

FI 20 15 01 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE REQUIRED NOTICE OF CANCELLATION, TERMINATION OR MODIFICATION TO THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

We will promptly notify the Financial Industry Regulatory Authority (FINRA) concerning cancellation, termination or substantial modification of this policy, whether such cancellation, termination or substantial modification is at your request or ours. We will use our best efforts to notify FINRA, but failure to notify FINRA shall not impair or delay the effectiveness of such cancellation, termination or modification.

FI 20 15 01 12	© Insurance Services Office, Inc., 2011	Page 1 of 1

FINANCIAL INSTITUTIONS

FI 20 30 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FACSIMILE SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

With regard to this Facsimile Signatures endorsement, the provisions of the policy apply, unless modified by this endorsement.

A.       The following Insuring Agreement is added to Section A. Insuring Agreements:

We will pay for loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received your or the New York Stock Exchange specimen copies of your mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by you or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of your having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that:

1. Such facsimile signature is used on a document:

a.         As the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in your name on the books of the association, company or corporation issuing the same; or

b.         As the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which you may now or at any time hereafter be named as attorney to effect such transfer, whether such power of substitution is embodied in an endorsement on the certificate for such shares of stock or other registered security or in a separate instrument;

2.         The New York Stock Exchange has not interposed any objections to the use by you of such facsimile signature and such agreement, if any, was required by the Exchange as a condition to its failing to interpose any such objection; and

3.         This Insuring Agreement shall not apply to any “certificated security” which is “counterfeit”.

B. Under Section D. Exclusions:

1. Under the Financial Institution Crime Policy For Securities Brokers And Dealers:

a.         Exclusion 24. is replaced by the following:

Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5., 6. or this Insuring Agreement.

b.         Exclusion 25. is replaced by the following:

Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1.b., 4., 5. or this Insuring Agreement.

2. Under the Financial Institution Crime Policy For Investment Companies:

a.         Exclusion 20. is replaced by the following:

Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5., 6. or this Insuring Agreement.

FI 20 30 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 2	☐

b.         Exclusion 21. is replaced by the following:

Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1., 4., 5., 10. or this Insuring Agreement.

Page 2 of 2	© Insurance Services Office, Inc., 2009	FI 20 30 01 10	☐

FINANCIAL INSTITUTIONS

FI 20 40 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

The following Insuring Agreement is added to Section A. Insuring Agreements:

Unauthorized Signatures

a.         We will pay for loss resulting directly from your having accepted, paid or cashed any check, draft or “withdrawal order” made or drawn on a “customer’s” account which bears a signature of someone other than a person whose name and signature is on the application on file with you as a signatory on such “customer’s” account.

b.         The following condition is precedent to coverage under this Insuring Agreement:

You shall have on file the signatures of all persons who are authorized signatories on such “customer’s” account.

FI 20 40 09 12	© Insurance Services Office, Inc., 2011	Page 1 of 1

FINANCIAL INSTITUTIONS

FI 20 41 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STOP PAYMENT OR REFUSAL TO PAY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

The following Insuring Agreement is added to Section A. Insuring Agreements:

Stop Payment Or Refusal To Pay

We will pay for loss which you shall become legally obligated to pay as damages resulting directly from your having:

a.         Failed to comply with any request from a “customer”, or its designated agent, to stop payment on any check or draft made or drawn by such “customer” or its designated agent; or

b.         Wrongfully refused to pay any check or draft made or drawn by any “customer” or its designated agent.

FI 20 41 09 12	© Insurance Services Office, Inc., 2011	Page 1 of 1

BOND NUMBER: BFIV-45000317-20	BCR FIB 05 01 15
INSURED: HIMCO Variable Insurance Trust	RIDER #: 5
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUDIT EXPENSE COVERAGE RIDER

Subject to the Single Loss Limit of Liability and Single Loss Deductible shown in the DECLARATIONS, the attached bond is amended to include coverage for the following:

AUDIT EXPENSE COVERAGE

Expense incurred by the Insured for that part of the cost of audits or examination required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through the dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to $1,900,000; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of INSURING AGREEMENT (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

EXCLUSIONS Section 2. (u) (1) is deleted and replaced with the following:

(1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of INSURING AGREEMENT (A) entitled to Audit Expense Coverage, or

All other terms, conditions, limitations and exclusions remain unchanged.

BCR FIB 05 01 15	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 90 00 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 6
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC	01	01	15	Berkley Crime We Deliver Cover Page
BCR COV	01	01	15	Berkley Crime Cover Letter
BAP IC DEC 11 13	Financial Institution Crime Policy For Investment Companies
FI 20 15 01 12	Provide Required Notice of Cancellation, Termination or Modification to the Financial Industry Regulatory Authority (FINRA)
FI 20 30	01	10	Facsimile Signatures
FI 20 40	09	12	Unauthorized Signatures
FI 20 41	09	12	Stop Payment or Refusal To Pay
BCR FIB 05 01 15	Audit Expense Coverage Rider (Amend Fidelity Insuring Agreement)
BAP 90	00	11	13	Forms Index
BAP 90	01	11	13	Premium Endorsement
BAP 90	02	11	13	Omnibus Named Insured Endorsement
BAP 90	03	11	13	Credit Rating Cancellation Endorsement
BAP 90	20	11	13	Automatic Increase in the Limit of Insurance Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	05	11	13	Joint Insured Endorsement
FI 03 08 01	10	Connecticut Changes
BCR WDB	01	01	15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1

POLICY NUMBER: BFIV-45000317-20	BAP 90 01 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 7
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PREMIUM ENDORSEMENT

For the period from 12:01 A.M. on 05/01/2015 to 12:01 A.M. on 08/19/2016 the premium for the attached policy is $5,997.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 01 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 90 02 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 8
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

OMNIBUS NAMED INSURED ENDORSEMENT

The Named Insured is amended to include:

1.                                           Any new Investment Companies established by the Insured while this policy is in force. These new
Investment Companies shall automatically be covered from the date of such establishment without the payment of additional premium for the remainder of the policy period. However, this automatic coverage does not include any new or previously existing Investment Companies established through consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution.

2.                                           Any Employee Benefit Plan, sponsored or approved by the Named Insured, that is required to be bonded under the Employee Retirement Income Security Act of 1974 and any amendments thereto.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 02 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 90 03 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 9
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CREDIT RATING CANCELLATION ENDORSEMENT

In the event that a financial strength rating is issued for the Company (1) below A- by A.M. Best Company, Inc., or (2) below BBB by Standard & Poor’s, (hereinafter “Credit Rating Downgrade”), and the Named Insured notifies the Company of its intent to cancel this policy within 30 days after such Credit Rating Downgrade, the Company shall return the premium due to the Named Insured on a pro-rata basis.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 03 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 90 20 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 10
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN THE LIMIT OF INSURANCE

ENDORSEMENT

If the Insured shall, while this policy is in force, require an increase in the Limit of Insurance to comply with SEC Reg. 17g-1 due to an increase in the asset size of current Investment Companies insured under this policy or by the addition of Investment Companies, such increase in the Limit of Insurance shall automatically be covered up to the minimum required limit by SEC Reg. 17g-1. However, under no circumstances shall the Limit of Insurance exceed $2,100,000 without the prior approval of the Company and agreement by the Insured to pay an additional premium for the remainder of the policy period.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 20 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 91 01 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 11
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

It is agreed that:

1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATION COVERED

ALL SYSTEMS UTILIZED BY THE INSURED

2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

5. This rider shall become effective as of 12:01 a.m. on standard time.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 91 01 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 12
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

It is Agreed that the last paragraph of Insuring Agreement (E) FORGERY AND ALTERATION and the last paragraph of Insuring Agreement (F) SECURITIES is replaced with the following:

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check writing machine or a computer printer is treated the same as the handwritten signature.

Any other Electronic Signature, however, is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery under the coverage of this Insuring Agreement.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 91 01 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 13
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 05/07/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

It is agreed that:

1. Section F, Definitions, Item 11 - “Designated Person” is amended to the following:

(11) “Designated Person” means anyone in the Corporate Risk Management Dept. of Hartford Financial Services Group or Internal Audit Dept.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45000317-20	BAP 91 05 11 13
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 14
EFFECTIVE DATE: 05/01/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 09/18/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

JOINT INSURED ENDORSEMENT

The following is/are included as a Joint Insured:

HIMCO VIT American Funds Asset Allocation Fund

HIMCO VIT American Funds Blue Chip Income and Growth Fund

HIMCO VIT American Funds Bond Fund

HIMCO VIT American Funds Global Bond Fund

HIMCO VIT American Funds Global Growth and Income Fund

HIMCO VIT American Funds Global Growth Fund

HIMCO VIT American Funds Global Small Capitalization Fund

HIMCO VIT American Funds Growth Fund

HIMCO VIT American Funds Growth-Income Fund

HIMCO VIT American Funds International Fund

HIMCO VIT American Funds New World Fund

HIMCO VIT Conservative Allocation Fund

HIMCO VIT Emerging Markets Equity Fund

HIMCO VIT Global Core Equity Fund

HIMCO VIT Government Bond Fund

HIMCO VIT High Yield Bond Fund

HIMCO VIT Index Fund

HIMCO VIT International Core Equity Fund

HIMCO VIT International Value Fund

HIMCO VIT Large Cap Value Fund

HIMCO VIT Large Cap Core Fund

HIMCO VIT Large Cap Growth Fund

HIMCO VIT Moderate Allocation Fund

HIMCO VIT Portfolio Diversifier Fund

HIMCO VIT Small & Mid Cap Core Fund

HIMCO VIT Strategic Income Bond Fund

HIMCO VIT Total Return Bond Fund

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 05 11 13	Page 1 of 1	☐

FINANCIAL INSTITUTIONS

FI 03 08 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CONNECTICUT CHANGES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

A. The following are added to Paragraph a.(2) of the Policy Cancellation Or Termination Condition:

(c)          Cancellation Of Policies In Effect Less Than 60 Days

If this policy has been in effect for less than 60 days and is not a renewal of a policy we issued, we may cancel this policy for any reason by giving you, all “investment companies” named in the Declarations and the Securities and Exchange Commission, Washington, D.C., written notice of cancellation at least 60 days before the effective date of cancellation.

(d)         Cancellation Of Policies In Effect For 60 Days Or More

If this policy has been in effect for 60 days or more or this is a renewal of a policy we issued, we may cancel this policy by giving you, all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., written notice of cancellation at least 60 days before the effective date of cancellation if we cancel for one or more of the following reasons:

(i)                  Nonpayment of premium;

(ii)               Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)            Discovery of fraud or material misrepresentation by you in obtaining the policy or in perfecting any claim thereunder;

(iv)           Discovery of any willful or reckless act or omission by you increasing the hazard insured against; or

(v)              A determination by the Commissioner that continuation of the policy would violate, or place us in violation of, the law; or

(vi)           Physical changes in the property which increase the hazard insured against;

(vii)        A material increase in the hazard insured against; or

(viii)     A substantial loss of reinsurance by us affecting this particular line of insurance.

(e)          We may not cancel policies in effect for 60 days or more or renewal policies for any reason other than the reasons described in Paragraph (d).

(f)           If we cancel for nonpayment of premium, you may continue the coverage and avoid the effect of the cancellation by payment in full at any time prior to the effective date of cancellation.

(g)          Notice of cancellation will be delivered or sent by:

(i)                  Registered mail;

(ii)               Certified mail; or

(iii)            Mail evidenced by a United States Post Office certificate of mailing.

FI 03 08 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 2	☐

B. The following condition is added to Section E. Conditions and supersedes any other provision to the contrary:

Nonrenewal

1.         If we decide not to renew this policy, we will mail or deliver to you, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., a written notice of nonrenewal, stating the specific reason for nonrenewal, at least 60 days before the expiration date of this policy.

2.         This notice will be delivered or sent by:

a. Registered mail;

b. Certified mail; or

c. Mail evidenced by a certificate of mailing.

If notice is mailed, proof of mailing is sufficient proof of notice.

C. The Notice To Us — Proof — Legal Proceedings Against Us Condition is replaced by the following:

b.    Legal proceedings for the recovery of any loss under this policy shall not be brought after the expiration of 36 months from the date of “discovery” of such loss.

Page 2 of 2	© Insurance Services Office, Inc., 2009	FI 03 08 01 10	☐

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of HIMCO Variable Insurance Trust (the “Trust”), hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust (the “Board”) at the Trust’s March 4, 2015 Board Meeting:

RESOLVED, that each of the officers of the Trust is hereby authorized to enter into a fidelity bond as described at this meeting, so that the amount of insurance is equal to the greater of $1.9 million or the amount required by the Investment Company Act of 1940, as amended (“1940 Act”), (the “Bond”), for the period ending on or about August 19, 2016; and

FURTHER RESOLVED, that the Bond will cover, among other things, the officers of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that after considering such factors as: the value of the aggregate assets of the Trust to which any person covered under the Bond may have access; the types and terms of the arrangements for the custody and safekeeping of such assets and the nature of the securities in the portfolio of the Trust, Management has represented and it is the judgment of the Board of Trustees of the Trust (the “Board”) that the form of and the amount of the Bond are reasonable, and are hereby approved; and

FURTHER RESOLVED, that in approving the Bond, the Board has also given due consideration to the amount of the premium of the Bond; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to pay on behalf of the Trust the premium; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby instructed to make all filings with the Securities and Exchange Commission (“SEC”) and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Trust with respect to the Bond; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to increase the amount of the Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned, in her official capacity, has executed and delivered this Certificate of the Secretary.

Dated:    November 13, 2015

By:	/s/ Brenda Page
Brenda Page
Secretary and Chief Legal Officer